Exhibit 99.1

The9 Announces Custody Account with Coinbase Custody

Shanghai, China, June 17, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced Coinbase Custody, a wholly owned subsidiary of Coinbase Global Inc. (Nasdaq: COIN) and one of the global leaders in qualified digital asset custody, as the custodian for The9’s digital assets, including Bitcoin.

The9 plans to deposit at Coinbase Custody part of its cryptocurrencies mined. The first batch will be 200 Bitcoin to be deposited into The9’s segregated cold storage account at Coinbase Custody, which is an institutional-grade offline cold storage solution. The9 plans to increase deposits into this custody account, from time to time, as The9 mines more cryptocurrencies.

Coinbase Custody is a fiduciary under NY State Banking Law and a qualified custodian. They are one of the largest custodians in the crypto industry; they store billions and have never lost client funds. All digital assets held in their secure custody solution are segregated and held in trust for the benefit of clients. Coinbase Custody maintains what it believes to be one of the industry-leading insurance policy to protect both online and offline assets across all of their products.

The9 will store the rest of digital assets in various cold wallets in line with its risk mitigation and management policies.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en